UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 15, 2024, MYT Netherlands Parent B.V. will hold a conference call regarding its unaudited financial results for the second fiscal quarter ended December 31, 2023. A copy of the quarterly report for the second quarter of fiscal 2024 is furnished as Exhibit 99.1 hereto. Isabel May, Chief Customer Experience Officer, has notified the Company of her intent to resign effective March 15, 2024 to pursue other opportunities. A succession will be announced over the course of the next few weeks.

Exhibit No.	Description

99.1	Interim Report for the Three and Six Months Ended December 31, 2023.
99.2	Q2, FY 2024 Earnings Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

	By:	/s/ Martin Beer
	Name:	Dr. Martin Beer
	Title:	Chief Financial Officer

Date: February 15, 2024